SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

CHINA VANTAGEPOINT ACQUISITION COMPANY

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G2161W 103

(CUSIP Number)

February 25, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐             Rule 13d-1(b)
☒             Rule 13d-1(c)
☐             Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2161W 103	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Encore Atlantic Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 250,000 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 250,000 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G2161W 103	13G	Page 3 of 6 Pages

Item 1(a.)	Name of Issuer:

China VantagePoint Acquisition Company

Item 1(b.)	Address of Issuer's Principal Executive Offices:

465 Brickell Avenue, #617, Miami, Florida 33131

Item 2(a).	Name of Persons Filing:

Encore Atlantic Fund, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Encore Atlantic Fund, LLC is 3700 South Ocean Boulevard, Apt. 1503, Highland Beach, Florida 33487.

Item 2(c).	Citizenship:

Encore Atlantic Fund, LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $.001 per share

Item 2(e).	CUSIP Number:

G2161W 103

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. G2161W 103	13G	Page 4 of 6 Pages

Item 4.                   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Encore Atlantic Fund, LLC beneficially owns 250,000 Ordinary Shares included within subunits underlying units of the Issuer.  Does not include an aggregate of 250,000 Ordinary Shares issuable upon exercise of warrants included within the subunits and units.

(b)	Percent of Class:

7.1%, which percentage was calculated based on 3,540,625 Ordinary Shares outstanding as of February 25, 2011, as per the Issuer’s final prospectus dated February 18, 2011 (assuming the underwriter’s over-allotment has not been exercised as of such date but has not yet expired).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 250,000 Ordinary Shares

(ii)	Shared power to vote or to direct the vote: 0 Ordinary Shares

(iii)	Sole power to dispose or to direct the disposition of: 250,000 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Ordinary Shares

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.                 Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

 None.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                      or Control Person.

None.

Item 8.                  Identification and Classification of Members of the Group.

None.

Item 9.                 Notice of Dissolution of Group.

None.

CUSIP No. G2161W 103	13G	Page 5 of 6 Pages

Item 10.                 Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G2161W 103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2011
ENCORE ATLANTIC FUND, LLC

By:	/s/ Richard J. Rosenstock
Name: Richard J. Rosenstock
Title: Managing Partner